Exhibit 4.17

BROOKFIELD INFRASTRUCTURE L.P.

AMENDMENT TO SECOND AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Second Amended and Restated Limited Partnership Agreement (the “Agreement”) dated as of December 4, 2007 of Brookfield Infrastructure L.P. (the “Partnership”) is made as of the 13th day of June, 2008, by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, pursuant to Section 17.1 of the Agreement, subject to compliance with the requirements of the Limited Partnership Act and the Exempted Partnerships Act, the General Partner (pursuant to its powers of attorney from the Limited Partners), without the approval of any Limited Partner, may amend any provision of the Agreement to reflect certain changes, as provided for in Section 17.1, including a change that, as determined by the General Partner in its sole discretion, does not adversely affect the Limited Partners as a whole (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1. Section 13.4.1 of the Agreement shall be deleted and replaced with the following:

“13.4.1 The term “transfer”, when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Units to another Person or (ii) by which the holder of a Unit assigns such Unit to another Person, and includes a sale, assignment (including the foreclosure of a pledge, encumbrance, hypothecation or mortgage), gift, or exchange; save that the term transfer shall not be deemed to include the grant of a security interest, mortgage, charge or pledge of any kind over a Partnership Interest.”

2. The following shall be added as a new Section 14.1.1.7 of the Agreement:

“14.1.1.7 be deemed to ratify and confirm all contracts, agreements, assignments and instruments entered into on behalf of the Partnership, in accordance with this Agreement, including, without limitation, the granting of any charge or security interest over the assets of the Partnership and the assumption of any indebtedness in connection with the affairs of the Partnership.”

3. The following shall be added to the end of Section 14.2 of the Agreement:

“In each case, the admission shall be subject to the successor general partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission. Any such successor is hereby authorized to and shall, subject to the terms hereof conduct the affairs of the Partnership without dissolution and shall be deemed to ratify and confirm all contracts, agreements, assignments and instruments entered into on behalf of the Partnership, in accordance with this Agreement, including, without limitation, the granting of any charge or security interest over the assets of the Partnership and the assumption of any indebtedness in connection with the affairs of the Partnership.”

4. This amendment shall be effective upon the date first written above.

5. Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first above written.

BROOKFIELD INFRASTRUCTURE GP L.P., as General Partner, by its general partner, BROOKFIELD INFRASTRUCTURE GENERAL PARTNER LIMITED

Per:
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